EXHIBIT 99.1

mCloud Announces Third Quarter 2022 Financial Results

  During Q3 2022, mCloud migrated AssetCare™ and integrated business operations including a highly targeted global go-to-market strategy with Google Cloud to maximize future growth and profitability
  A company rationalization took place in Q3 2022, including an orderly exit from the Company's low-margin Technical Project Services business and the retirement of contracts associated with low-value legacy connected assets and workers
  Google Cloud integration and these actions to drive greater than 25% improvements to the Company's cost structure as previously announced on November 1, 2022
  As a result of this pivot, rationalization, and the AssetCare migration to Google Cloud, total Q3 2022 revenues were C$2.9 million compared to C$7.4 million for the same period in 2021
  mCloud anticipates AssetCare recurring revenue growth to outpace rationalization losses in 2023 as mCloud fully ramps sales and technical activities with Google Cloud worldwide

SAN FRANCISCO, Nov. 15, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSX-V: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced its financial results for the third quarter ended September 30, 2022 ("Q3 2022").

On October 27, 2022, mCloud announced it had entered a strategic partnership with Google Cloud to jointly co-market, co-sell, and deliver AssetCare solutions. On November 1, 2022, the Company provided expanded detail on actions taken in Q3 2022 to align its go-to-market for revenue growth and the optimization of discretionary direct customer acquisition costs with Google Cloud activities to drive profitability.

mCloud President and CEO Russ McMeekin remarked on the results of Q3 2022:

"While the strategic decision to globally align mCloud's go-to-market with Google Cloud will influence near-term results, mCloud sees ongoing growth of long-term monthly recurring revenues. Q3 2022 performance is the direct result of decisions and actions taken in the quarter to rationalize the business and to commit the Company's resources fully on achieving targeted cloud-based recurring revenue growth through the delivery of AssetCare solutions. In the context of our integration and partnership with Google Cloud, these actions have level-set the organization and put mCloud on a trajectory toward profitability.

Throughout Q3 2022, mCloud has parted with aspects of the business deemed legacy to ensure we can keep our attention on those areas where the Company is set to have the greatest growth in recurring revenues – in our core including asset performance optimization, industrial digitalization, connected work, decarbonization, and methane emissions management. These factors were central to the formation of mCloud's partnership with Google Cloud.

The rationalization of the business has included divesting low-value customer engagements and orderly exit from the Technical Project Services business. The revenue and cost reduction impacts we see in Q3 2022 were the direct result of our move to be materially out of this business by the end of September 2022.

Today, mCloud possesses a stable of relationships in Western Canada that are enabling the pursuit of new AssetCare opportunities in partnership with Google Cloud.

As we make progress in Q4 2022, we are already working side-by-side with Google Cloud teams globally. We have a multitude of go-to-market activities underway to take advantage of the reach and scale Google Cloud uniquely affords. Based on our current trajectory, we anticipate our integrated activities with Google Cloud will have us ramping up to full velocity by mid-2023."

The Company noted today it is discontinuing and replacing the external reporting of connected assets and workers as a key metric, observing that the integration of contracting and certain operations with Google Cloud means the Company must now abide by confidentiality obligations to Google Cloud that make it impractical to reliably report on connected assets and workers on a go-forward basis. Going forward, the Company plans to emphasize the average monthly recurring revenue in a quarter.

Q3 2022 Revenue Highlights

All figures in millions of Canadian dollars

	Q3 2022	Q3 2021
AssetCare Initialization	$0.055	$0.259
AssetCare Solutions	2.688	7.061
Engineering Services	0.163	0.114
Total	$2.906	$7.434
Gross Profit	$1.431	$4.577
Salaries, Wages, and Benefits	$5.860	$4.880
Sales and Marketing	1.030	0.464
Research and Development	0.338	0.613
General and Administrative	1.862	1.458
Total Direct Expenses	$9.090	$7.415
Operating EBITDA	$(7.659)	$(2.838)

mCloud saw a decline in total revenues in Q3 2022, with Q3 2022 total revenues at C$2.9 million for the quarter compared to C$7.4 million in Q3 2021. This decline can be directly attributed to the decisions taken in Q3 2022 and the Agnity transaction previously announced on August 2, 2022. The Company halted all customer activities that did not have a direct tie-in to Google Cloud and began evaluating legacy customer fit and interest in migrating to AssetCare on Google Cloud from legacy infrastructure being phased out as part of the Company's transition to the Google Cloud Platform. These activities were central to mCloud's rationalization activities in the quarter.

Gross margins in Q3 2022 were lower than usual as a result of residual expenses related to the delivery of AssetCare from the Agnity transition. The Company originally announced the Agnity transition on August 15, 2022 though the transition itself took place on July 29, 2022. As a result, Agnity results are consolidated to July 29. mCloud expects cumulative profit and loss results for the fiscal year ended December 31, 2022 to include Agnity items up to July 29.

The migration of AssetCare to Google Cloud began in Q3 2022 and affected the Company's ability to add and serve connected assets and workers. Work took place to begin the move of existing customers, assets, and workers to AssetCare on Google Cloud and certain low-value legacy connections were retired, impacting the corresponding AssetCare Initialization and AssetCare Solutions revenues. As the Company goes to market globally in partnership with Google Cloud regional sales teams and progress continues to be made in the technical migration of AssetCare enabling the transition of existing customers and the addition of new accounts, mCloud expects to see the growth of monthly recurring revenues on a quarterly basis and the optimization of customer acquisition costs outpace the Company's historical performance pre-Google Cloud.

As a result of the actions taken in Q3 2022, it is expected direct expenses in the fourth quarter ending December 31, 2022 ("Q4 2022") will be significantly lower compared to direct expenses in Q3 2022. As detailed in the Company's press announcement on November 1, 2022, mCloud expects to realize sustained cost structure improvements of greater than 25% beginning in Q4 2022 resulting from the reduction in headcount implemented in Q3 2022 and ongoing efforts to operationally integrate with Google Cloud, including alignment of sales and marketing and research and development expenses.

Regional Highlights from Google Cloud Integration

Q3 2022 efforts to rationalize the business and integrate with Google Cloud have led to numerous accomplishments and benefits as the Company makes progress to end of year.

In the United States, the Company is working closely with Google Cloud to offer AssetCare by way of Google Cloud Marketplace as part of the migration of AssetCare to Google Cloud. Alongside the opportunity to upsell complementary Google offerings such as Google Workspace, these efforts will position the Company to drive the onboarding of new auto dealership customers related to electric vehicle ("EV") charging optimization, oil and gas solutions, and activities to drive new interest in AssetCare Wind solutions at wind farms in the continental United States.

As indicated in the Company's press release on November 1, 2022, mCloud has worked with Carbon Royalty Corp throughout this calendar year to advance growth in the Company's auto dealership segment. Carbon Royalty Corp has provided mCloud with the working capital to implement AssetCare at auto dealerships, including the purchase of required permit applications, hardware, and the support needed to develop carbon credits and foster the generation of carbon offsets. With the Google Cloud partnership now in place, mCloud has approached Carbon Royalty Corp with the possibility of potentially restructuring the original agreement while Carbon Royalty Corp continues to operate and manage the carbon credits and all other offsets jointly generated by mCloud and Google Cloud.

While no agreement has yet been reached and there is no guarantee such an agreement will be achieved, mCloud and Carbon Royalty Corp are working toward a mutually beneficial arrangement where mCloud returns the deployed capital used in customer deployment, permitting, and solution development, evolving the relationship to one focused around leveraging Carbon Royalty Corp's expertise to manage and develop carbon credits and carbon offsets across all joint mCloud and Google Cloud activities, tracked through AssetCare for a fixed royalty rate.

In Canada, mCloud is now working with Google Cloud along with another potential strategic partner to accelerate the adoption of AssetCare solutions in oil and gas and energy-intensive buildings with Google Cloud and Google Earth Engine, leveraging the presence the Company has built in Western Canada.

In Saudi Arabia, mCloud's integration with Google Cloud has been very well-received and has continued to facilitate the growth of the Company's AssetCare footprint. mCloud continues to work with customers such as Aramco and other closely related industrial providers who view the connection between AssetCare, Google Cloud, and Google Earth Engine as the frontrunning standard to lead the digitalization of methane mitigation and decarbonization efforts. mCloud announced today that acclaimed global sustainability expert and Saudi Vision 2030 leader Dina Alnahdy had joined the Company's Board of Directors. Alnahdy is well-positioned to provide guidance and support to establish this standard in the Kingdom of Saudi Arabia.

In the UK and Europe, mCloud continues to grow its relationship with Mercedes-Benz Grand Prix. The Company recently completed some key milestones in the implementation of its AssetCare solution at their Brackley HQ, originally announced on July 13, 2022, and Mercedes-Benz Grand Prix has been introduced to the further opportunities to drive their sustainability agenda by way of mCloud and new energy efficiency capabilities possible on Google Cloud. Targeted wind farms are now a key priority as mCloud's regional team in the UK and Europe join forces with local Google Cloud sales building on the Company's success in connecting new wind farms across continental Europe with a major energy provider, announced on May 10, 2022.

In Asia-Pacific, the Company's teams in Australia and Singapore are migrating AssetCare Enterprise, the Company's decision analytics capability, to Google Cloud and implementing new capabilities that uniquely take advantage of Google-powered capabilities. These will take center stage as mCloud teams in Asia-Pacific likewise join forces with Google Cloud in the region. Of note, the Company is working on activities with Google Cloud to target major customers in Japan and Malaysia in 2023.

Update on Common Share Offering and Repayment of Convertible Debentures

mCloud previously announced on November 1, 2022 it had reached an agreement to close US$12.5 million, announced as upsized to US$18.0 million on November 10, with a consortium of strategic investors based in Saudi Arabia to support mCloud's local growth with Google Cloud. The Company continues to expect completion in mid-to-late November. With mCloud's presence in Saudi Arabia, its strong access to energy operators in the Kingdom, its tight working relationship with Google Cloud in the region, and the addition of an iconic Saudi entrepreneur to the Company's Board, mCloud expects to have access to strategic growth capital from this strategic market on an ongoing basis.

Following from the Company's November 1, 2022 update on the repayment of its outstanding unsecured convertible debentures (the "Debentures"), mCloud indicated today it continues to await approval of its F-1 registration statement, expecting near-term approval. As announced, the Company recently reaffirmed its plans to repay in full the outstanding principal and accrued interest under the Debentures.

On these items, McMeekin added: "While the repayment of the Debentures has been greatly delayed well beyond any expectations, we anticipate this will be addressed soon, enabling mCloud to exclusively focus on long-term, high-margin recurring revenue growth on an ongoing basis."

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Q3 2022 Conference Call

The Company will host a conference call at 10:00am EST on November 15, 2022 to discuss the financial results. The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 91194988. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until November 22, 2022 at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the reservation number 301153.

A live audio webcast of the conference call will be available at https://bit.ly/3dQnyHu. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare™ solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Non-GAAP Measure

Selected financial information for the three-month periods ended September 30, 2022 and September 30, 2021 set out above include reference to "Operating EBITDA," which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure.

The Company defines Operating EBITDA attributed to shareholders as gross profit less all expenses related to sales and marketing, wages, salaries, and benefits, research and development, and general and administrative activities.

The Company believes Operating EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Operating EBITDA enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth.

This information should be read in conjunction with the unaudited consolidated financial statements for the quarter ended September 30, 2022 and the audited consolidated financial statements for the year ended December 31, 2021 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to expected improvements to the Company's cost structure, sales growth from integration plans with Google Cloud, the inclusion of Agnity-related items, the approval of its F-1 registration statement, access to strategic growth capital in Saudi Arabia, and the repayment of its Debentures.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 15-NOV-22